UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
April 11, 2012

ORDER GRANTING CONFIDENTIAL TREATMENT
UNDER THE SECURITIES ACT OF 1933

Erickson Air-Crane Incorporated

File No. 333-166752 - CF#25344

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Erickson Air-Crane Incorporated submitted an application under Rule 406 requesting confidential treatment for information it excluded from the Exhibits to a Form S-1 registration statement filed on May 12, 2010, as amended.

Based on representations by Erickson Air-Crane Incorporated that this information qualifies as confidential commercial or financial information under the Freedom of Information Act, 5 U.S.C. 552(b)(4), the Division of Corporation Finance has determined not to publicly disclose it. Accordingly, excluded information from the following exhibits will not be released to the public for the time periods specified:

Exhibit 10.16	through July 31, 2013
Exhibit 10.22	through July 31, 2013
Exhibit 10.22(a)	through July 31, 2013

For the Commission, by the Division of Corporation Finance, pursuant to delegated authority:

Loan Lauren P. Nguyen
Special Counsel